Kellie Kim

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

March 15, 2024

Re:	YSMD, LLC
Offering Statement on Form 1-A
Post Qualification Amendment No. 8
Filed January 19, 2024
File No. 024-12008

Dear Mr. Holt:

We acknowledge receipt of comments in your letter of February 7, 2024 regarding the Offering Statement of YSMD, LLC (the “Company”), which we have set out below, together with our responses.

Post-Qualification Amendment No. 8 filed on January 19, 2024

Series Offering Table, page 5

1.	Please update your disclosure here and elsewhere in your offering statement to reflect the current status of your open offerings including the status of your acquisitions of the underlying properties and the number of interests sold to date.

Response: The company has amended its disclosure in the Series Offering Table and elsewhere in its offering statement to reflect the current status of its open offerings including the status of your acquisitions of the underlying properties and the number of interests sold to date. Please note that the acquisitions of the underlying properties will occur upon the final closing of the offering as described in both the “Use of Proceeds” and “The Company’s Business – Property Overview” sections of the offering statement.

Bonus Interests, page 29

2.	Please provide an expanded description of your bonus interest program to clarify the terms of the program including its duration and who may acquire the interests. We note that on your website you appear to be offering bonus interests to first time purchasers for a limited time period. Also, please quantify the maximum number of bonus interests that may be issued in connection with the offering of series interests and include those interests in the total number of shares being offered. Disclose the price per unit assuming the issuance of bonus interests. Please have counsel revise the legal opinion to include the additional bonus interests that you are offering.

Response: The bonus interest program is available to any purchasers of any YSMD Series Interest. The company has revised the website to remove the words “limited time period” and in lieu thereof added the words “to the extent such Series Interests are available to be awarded under the maximum amount available for such Series Interests.” As the company does not know how many purchasers and the amount of Series Interests they will purchase, it cannot quantify the maximum number of bonus interests to be issued until such time as a purchaser subscribes for any Series Interests. In addition, the price per unit for the bonus interests by the company will be the same price paid for Series Interests by investors. The company has revised its disclosure to make this clear to investors. The legal opinion as drafted includes the bonus interests being offered as part of a Series offering.

3.	It appears from your website that you may be offering bonus interests in the Series Buttonwood 19-3. With a view to disclosure, please tell us what exemption to Section 5 of the Securities Act 1933 you are relying upon to offer those interests or advise.

Response: The company is not relying on an exemption to Section 5 of the Securities Act of 1933. Rather, the bonus shares offered for any Series are part of the offering of the Series Interests. The company will provide cash to the investor to acquire the additional Bonus Interests pursuant to the Offering at the public offering price.

Use of Proceeds, page 32

4.	We note your disclosure regarding each series that such series may loan Available Funds to the Managing Member in exchange for an interest bearing promissory note. The promissory note shall terminate upon the earlier of: (a) the maturity of such promissory note and (b) the termination of such series offering at which point the funds shall be repaid to be used toward the use of proceeds identified in the tables. Please provide prominent disclosure in the summary and elsewhere in the offering statement regarding your plans to use proceeds to acquire promissory notes and describe clearly the proposed terms of such notes, the purpose of these loans, and the risk that the Managing Member will not be able to repay the loans and the series will not be able to purchase the property. Also, tell us your consideration of whether the acquisition of such notes would require registration of a series or YSMD under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption you intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response: the Company has amended its disclosure to delete the language that each series may loan Available Funds to the Managing Member in exchange for an interest bearing promissory note. No loans shall be made available to the Managing Member.

19-21 Buttonwood LLC, Unaudited Financial Statements As of June 30, 2023 and December 31, 2022 and for the six months ended June 30, 2023, page F-38

5.	Please tell us why you are unable to provide separate audited historical financial statements and unaudited interim financial statements for each of the underlying properties to be acquired by Series Buttonwood 19-3 and Series Buttonwood 21-2. We note your inclusion of the audited historical financial statements and unaudited interim financial statements of 19-21 Buttonwood which disclosure on page F-43 states was formed to own 19-21 Buttonwood Street, a 12-bedroom student housing property. We also note disclosure on page F-132 that states that Buttonwood owns six condo units, which unit 19-3 and unit 21-2 will be offering and acquired by two new series. Please tell us what properties are included in the 19-21 Buttonwood audited and unaudited financial statements and why you believe these financial statements are appropriate for inclusion in the filing.

Response: The company initially bought 19-21 Buttonwood Street which originally comprised of one 12 bedroom unit. Thereafter, the company has or will be split the unit into 6 condo units which has or will be offered as a separate Series of the company. Prior to these splits when creating a Series, only the audited historical financial statements and unaudited interim financial statements of 19-21 Buttonwood were available. The company provided pro forma information in order to provide a more accurate picture for each Series’ financial condition after such split.

Unaudited Pro Forma Combined Financial Statements, page F-125

6.	It appears you have provided two sets of unaudited pro forma combined financial statements. Please tell us how your presentation, including the periods provided, is consistent with the guidance in Rule 8-05 and Article 11-02(c) of Regulation S-X. We also note the disclosure on page F-131 that states that the unaudited pro forma combined balance sheets of YSMD LLC, Spruce, Hilgard, Buttonwood and 33 Mine as of June 30, 2023, has been prepared to reflect the effects of the Spruce, Hilgard, Buttonwood and 33Mine acquisitions as if each occurred on January 1, 2023. Please advise or revise. Refer to Article 11-02(a)(6)(i)(A) of Regulation S-X.

Response: the company provided two sets of unaudited pro forma combined financial statements in error. We have deleted the pro forma information for December 31, 2022 and the pro forma financial information for June 30, 2023 has remained.

The Company also revised the disclosure on page F-131 to state that the unaudited pro forma combined balance sheets of YSMD LLC, Spruce, Hilgard, Buttonwood and 33 Mine as of June 30, 2023, has been prepared to reflect the effects of the Spruce, Hilgard, Buttonwood and 33Mine acquisitions as if each occurred on June 30, 2023.

If you have additional comments or questions, please feel free to contact me at jill@crowdchecklaw.com.

Sincerely,

/s/ Jill Wallach

Jill Wallach

Counsel

CrowdCheck Law LLP

Cc: Shannon Menjivar, Securities and Exchange Commission

Ruairi Regan, Securities and Exchange Commission

Pam Long, Securities and Exchange Commission

Qian Wang, YSMD, LLC

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